                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts

                         Fuji Photo Film Company Limited
   (Exact name of Issuer of deposited securities as specified in its charter)
                                      Japan
            (Jurisdiction of Incorporation or organization of Issuer)
                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)
                    60 Wall Street, New York, New York 10005
                            Tel. No.: (212) 602-3761
       (Address, including zip code, and telephone number of depositary's principal offices)
                      DEUTSCHE BANK TRUST COMPANY AMERICAS
                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-9100
     (Address, including zip code, and telephone number of agent for service)
                                    Copy to:
                      DEUTSCHE BANK TRUST COMPANY AMERICAS
                                 60 Wall Street
                            New York, New York 10005

     It is proposed that this filing become effective under Rule 466

           [X] immediately upon filing    [_] on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. [_]

                                      CALCULATION OF REGISTRATION FEE
==========================================================================================================
                                                                                  Proposed
                                                                 Proposed          Maximum
                                                 Amount           Maximum         Aggregate     Amount of
  Title of Each Class of                         to be           Offering         Offering    Registration
Securities to be Registered                    Registered   Price Per Unit (1)    Price (2)        Fee
----------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by
American Depositary Receipts, each American
Depositary Share representing one share of
common stock of Fuji Photo Film Company
Limited                                       100,000,000          $0.05         $5,000,000       $405
==========================================================================================================

(1)Each unit represents one American Depositary Share.

(2)Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.


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

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                            Location in Form of American Depositary
Item Number and Caption                                                     Receipt Filed Herewith as Prospectus
-----------------------                                                     ---------------------------------------
(1)      Name and address of Depositary                                     Introductory paragraph
(2)      Title of American Depositary Receipts and identity of              Face of American Depositary Receipt, top center
         deposited securities

Terms of Deposit:
(i)      Amount of deposited securities represented by one unit             Face of American Depositary Receipt, upper right
         of American Depositary Shares                                      corner
(ii)     Procedure for voting, if any, the deposited securities             Articles (12) and (14)
(iii)    Collection and distribution of dividends                           Article (13)
(iv)     Transmission of notices, reports and proxy soliciting              Articles (11) and (12)
         material
(v)      Sale or exercise of rights                                         Articles (13) and (14)
(vi)     Deposit or sale of securities resulting from dividends,            Articles (13) and (16)
         splits or plans of reorganization
(vii)    Amendment, extension or termination of the Deposit                 Articles (18) and (19)
         Agreement
(viii)   Rights of holders of receipts to inspect the transfer books of     Article (3)
         the Depositary and the list of Holders of receipts
(ix)     Restrictions upon the right to deposit or withdraw the             Articles (1), (2), (4), (6), (15), (16) and (17)
         underlying securities
(x)      Limitation upon the liability of the Depositary                    Introductory paragraph and Articles (1), (2), (4),
                                                                            (7), (16) and (17)
(3)      Fees and Charges                                                   Article (20)

Item 2. AVAILABLE INFORMATION

                                                                            Location in Form of American Depositary
Item Number and Caption                                                     Receipt Filed Herewith as Prospectus
-----------------------                                                     ---------------------------------------
(a)     Statement that the issuer of the deposited securities               Article (11)
        specified above furnishes the Commission with certain
        public reports and documents required by foreign law or
        otherwise under Rule 12g3-2(b) under the Securities
        Exchange Act of 1934 and that such reports can be
        inspected by holders of American Depositary Receipts
        and copied at public reference facilities maintained by
        the Commission in Washington, D.C.


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

                                   Prospectus

    THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT (A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE
                       SECURITIES AND EXCHANGE COMMISSION

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

     (a) Copy of Agreement - The Agreement between Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement.

     (b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

     (c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

     (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

     (e) Certification under Rule 466.

Item 4. UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.


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

                                    SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 5, 2003.

                                        Legal entity created by the agreement
                                        for the issuance of American Depositary
                                        Receipts evidencing American Depositary
                                        Shares for shares of common stock of
                                        Fuji Photo Film Company Limited


                                        By: DEUTSCHE BANK TRUST COMPANY
                                                   AMERICAS, Depositary


                                        By: /s/ William Fahey
                                            ------------------------------------
                                        William Fahey
                                        Vice President


                                        By: /s/ Paul Martin
                                            ------------------------------------
                                        Paul Martin
                                        Vice President

                                INDEX TO EXHIBITS

Exhibit                                                                       Sequentially
Number                                                                        Numbered Page
------                                                                        -------------

 (a)     Form of ADR

 (d)     Opinion of Ziegler, Ziegler & Associates LLP, counsel to the
         Depositary, as to the legality of the securities to be registered.

 (e)     Rule 466 Certification